To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York, USA

The Standard (Monday, 11 April 2005) 82-1012




05007319

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

CONTINUING CONNECTED TRANSACTIONS
BOOK CLOSURE AND NOTICE OF EXTRAORDINARY GENERAL MEETING

Reference is made to the announcement issued by Television Broadcasts Limited (the "Company"), dated 18 March 2005, regarding continuing connected transactions between various companies within the Group and MEASAT Broadcast Network Systems Sdn. Bhd. relating to the license of programmes, license of channels and the provision of management services and advertising sales services for the period from 1 October 2004 to 30 September 2009 (the "Transactions").

The Company announces that a circular dated 11 April 2005 has been despatched to shareholders containing further details of the Transactions.

The Company also announces that the register of members of the Company will be closed from 4 May 2005 to 25 May 2005, both dates inclusive, to give effect to the provisions of the Broadcasting Ordinance.

Set out below is the Notice of extraordinary general meeting to be convened in connection with the Transactions.

By Order of the Board
Mak Yau Kee Adrian
Company Secretary

Hong Kong, 11 April 2005

As at the date of this announcement, the Board comprises the following Directors:
Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee * (and also alternate director to Lee Jung Sen)
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Television Broadcasts Limited (the "Company") will be held at Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 25 May 2005 at 11:30 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following resolution as ordinary resolution of the Company:

> "**THAT** the Agreements (as defined in the circular dated 11 April 2005 despatched to the shareholders of the Company (a copy of which has been produced to the meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification, "Circular")), copies of which have been produced to the meeting and marked "B" and initialled by the chairman of the meeting for the purpose of identification, the transactions contemplated thereunder and the Cap Amount (as defined in the Circular) be and are hereby approved, ratified and confirmed."

By Order of the Board
Mak Yau Kee Adrian
Company Secretary

Hong Kong, 11 April 2005

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

Share registrars:
ComputerShare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East
Wan Chai
Hong Kong

Notes:

1. A member may in respect of any shares held by him attend by proxy any general meeting which he is entitled to attend in person. A proxy need not be a member of the Company. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, and the same right to speak at the meeting as the appointor has in respect of the relevant shareholding.
2. A form of proxy for the meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the share registrars of the Company at the above address not less than 48 hours before the time appointed for holding the meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.
3. The register of members of the Company will be closed from 4 May 2005 to 25 May 2005, both dates inclusive, to allow sufficient time for members of the Company to complete and return the declaration of voting controller as required under the provisions of the Broadcasting Ordinance.
4. The ordinary resolution will be determined by way of poll.